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June 21, 2010

VIA E-MAIL, EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 3010

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jennifer Gowetski, Senior Counsel
Tom Kluck, Branch Chief
Erin Martin, Attorney-Advisor
Cicely LaMothe, Accounting Branch Chief
Yolanda Crittendon, Staff Accountant

Re:	Hudson Pacific Properties, Inc.
Amendment No. 6 to Registration Statement on Form S-11
File No. 333-164916

Ladies and Gentlemen:

On behalf of Hudson Pacific Properties, Inc. (the “Company” or “Hudson”), this letter responds to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Commission, received by facsimile on June 18, 2010 (the “Comment Letter”), with respect to Amendment No. 6 to the Company’s above-referenced Registration Statement on Form S-11, which was initially filed with the Securities and Exchange Commission (the “Commission”) on February 16, 2010 (the “Registration Statement”) and subsequently amended. For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto.

Our Properties, page 7

1.	We note your response to comment 3 of our letter dated June 16, 2010. Please revise your disclosure preceding the tables on pages 7 and 97 to include a sentence clarifying that the data presented in the table is based on the leases in place as of March 31, 2010 and does not reflect historical rental amounts except with respect to the media and entertainment properties. With respect to the media and entertainment properties, please clarify, if true, that the annual rent for these properties reflects actual rent for the 12 months ended March 31, 2010 because these properties are not subject to long-term leases and that all leases for these properties expire in 2010 or 2011. In addition, please revise the heading of the last column to state, as it had previously, “Annualized Net Effective Rent Per Leased Square Foot” or otherwise explain how your change clarifies the calculation.

Response: The Company has revised the disclosure on pages 6 and 97 as requested to clarify that the data presented in the table is based on the leases in place as of March 31, 2010 and does not reflect historical rental amounts, except with respect to the media and entertainment properties. The Company respectfully advises the Staff that the annual rent for the media and entertainment properties reflects the actual base rent, excluding tenant reimbursements, for the 12 months ended March 31, 2010, and that such properties are generally not subject to long-term leases. In particular, all but two leases at these properties (one of which is the KTLA lease at the Sunset Bronson property) expire in 2010 or 2011. In response to the Staff’s comment, the Company has added disclosure regarding the general short-term nature of the leases at the media and entertainment properties.

In addition, the Company has revised the disclosure throughout the prospectus to use the term “Annualized Net Effective Rent Per Leased Square Foot” in response to the Staff’s comment.

2.	We note footnotes (3) and (5) on pages 8 and 98. Please revise the data in the tables on pages 7 and 97 to reflect scheduled lease expirations and present such data without converting to gross by adding expense reimbursements to base rent or otherwise grossing-up leases. Please revise to make similar disclosures throughout your prospectus, including footnote (8) on page 8 and the Business and Properties section beginning on page 92. To the extent you continue to refer to “non-gross leases,” please briefly explain what you mean by the term.

Response: In response to the Staff’s comment, the Company has revised the disclosure throughout the prospectus to present all data in the tables on pages 7 and 98 and throughout the Business and Properties section without “grossing up” or converting the data to full service gross equivalents. The Company has supplemented its footnote disclosure to such tables to provide full service gross equivalent numbers in order to provide investors with supplemental data that will allow them to view the Company’s full service gross, modified gross and triple net leases on a comparable basis. The Company respectfully notes in passing that it conducted a survey of 24 current and past office REITs and C-corporations that disclose rental rate information by property, and of these companies, 13 (or 54%) presented either “grossed up” or “grossed down” information in order to convert net leases to a gross presentation (10 cases) or gross leases to a net presentation (3 cases). In the remaining 11 cases, there is no way to ascertain whether the companies in question had a comparability issue to begin with because they do not disclose whether they have multiple lease types within their portfolios. Considering only the S-11 and S-1 IPO filings, and not 10-K’s because 10-K’s are less likely to have been reviewed by the Staff, 11 (or 65%) of 17 cases presented either “grossed up” or “grossed down” information in order to convert net leases to a gross presentation (8 cases) or gross leases to a net presentation (3 cases). See Appendix A for a presentation of the Company’s findings. In addition, the Company has deleted references to “non-gross” leases in response to the Staff’s comment.

The Company considered your comment to reflect scheduled lease expirations in its presentation of annualized rent information; however, the Company continues to believe that such a presentation would not be useful to investors for several reasons. The Company understands the purpose of the annualized rent calculation to be to give investors a snap shot of in-place leases as of a particular date, and not to provide an alternative in-place cash flow analysis. Deleting a portion of the data will not provide an accurate snap-shot. To the extent the Staff’s comment is intended to provide data that more accurately tracks cash flow under leases, the Company believes that the suggested presentation would suffer from several flaws – first, annualized rent as calculated does not reflect contractual rent increases that will occur under most leases during the next 12 months; second, it does not reflect leasing and renewals that have actually already occurred for periods after March 31, 2010; and third, it does not project forward renewals and lease-up of vacant space consistent with historical rates. These issues further underscore that the presentation of annualized rent is not intended to be a walk-forward of actual cash received under the leases for the next 12 months. (The Company believes that the disclosure in the section entitled “Distribution Policy” on page 52 provides transparency into the total amount of cash rents expected from the initial portfolio during the 12-month period ended March 31, 2011 because such disclosure adjusts for abatements, lease expirations and increases in contractual rent during such period.) Moreover, the disclosure around the definition of “Annualized Rent” clearly sets forth that expirations are not reflected, so there is no danger of misleading investors. Additionally, the requested lease expiration information is clearly set forth on a portfolio, property and lease-by-lease basis throughout the “Business and Properties” section. Finally, the Company respectfully advises the Staff that (1) none of the Company’s top 20 tenants, collectively representing 79.5% of the Company’s annualized base rent, has a lease with an expiration in the 12 months ending March 31, 2011, and (2) the aggregate adjustment required to exclude the annualized base rent for periods after lease expiration for leases with expirations in the 12 months ending March 31, 2011 is approximately $660,000, or only 2.8% of the Company’s aggregate annualized base rent.

The Company believes the suggested presentation would also detract from comparability of the Company’s data with virtually all other office REITs. As stated above, the Company conducted a survey of 24 current and past office REITs and C-corporations that disclose rental rate information by property. In 23 of the 24 cases (or 96%), rental data was calculated without backing out lease expirations during the upcoming 12-month period. In fact, the only example the Company has found of a company excluding lease expirations during the 12 months following the calculation date from its calculation of annualized rent was the example referred to the Company by the Staff (Thomas Properties Group, Inc.). See Appendix A for a presentation of the Company’s findings. (The Company also reviewed the public filings of 19 industrial and healthcare REITs and found none that followed the Thomas Properties Group, Inc. presentation.) Based on the foregoing, the Company believes its proposed calculation falls squarely within the market norm, is in a form that investors are accustomed to reviewing, and promotes comparability between the Company’s data and that of its competitive set. The commonality of this presentation among office REITs has the benefit of allowing investors to more easily compare the Company to other office REITs as part of their investment analysis. Altering this traditional disclosure would deprive investors of these comparative benefits. Accordingly, the Company respectfully submits that its current presentation provides investors with the best combination of meaningful and customary disclosure and is therefore adequate without change to reflect lease expirations.

3.	We note footnote (8) on pages 8 and 98. Please revise the table within this footnote to reflect to actual annualized rent under the uncommenced leases net of abatements and, as appropriate, reflect the annualized rent without accounting for such abatements in a footnote to such table.

Response: The Company has revised the table within footnote (8) on pages 8 and 99 to reflect actual annualized base rent under uncommenced leases, net of abatements, as requested. The Company has reflected annualized base rent without accounting for such abatements in a footnote to such table, as requested. In addition, the Company has added additional disclosure to the footnote to clarify the magnitude of the abatements relative to the other terms of the leases.

Description of Media and Entertainment Properties, page 115

4.	Refer to footnotes (2) and (3) to the tables on pages 116 and 119 that reflect percentage leased, annual rent per square foot and annual net effective rent per lease square foot. The footnotes indicate that the information presented in the percent leased and annual rent per leased square foot columns is as of a three or 12-month period. However, the information presented on pages 116 and 119 as of the three-month period ended March 31, 2010 appears to correspond to the information presented as of the 12-month period ended March 31, 2010 on pages 7 and 97. Please revise or advise.

Response: The Company has revised the disclosure on pages 117 and 120 in response to the Staff’s comment to clarify that, in each case, the information presented in the percent leased and annual rent per leased square foot columns is as of a 12-month period ended March 31, 2010.

* * * *

Please do not hesitate to contact me by telephone at (213) 891-8371 or by fax at (213) 891-8763 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Julian T.H. Kleindorfer
Julian T.H. Kleindorfer of LATHAM & WATKINS LLP

Enclosures

cc:	Victor J. Coleman, Hudson Pacific Properties, Inc.
Howard S. Stern, Hudson Pacific Properties, Inc.
Bradley A. Helms, Esq., Latham & Watkins LLP
David W. Bonser, Esq., Hogan Lovells US LLP
Samantha S. Gallagher, Esq., Hogan Lovells US LLP

Appendix A

Office REIT Precedent Analysis

	Adjustment for Gross or Net Leases to Facilitate Comparability	Gross-up by Adding Expenses to Net Leases	Gross-Down by Subtracting Expenses from Gross Leases	Contains Exclusion of Leases Expiring in the Next Year from Rental Data	Filing Type
Alexandria Real Estate Equities, Inc. (ARE)	NO				S-11
Arden Realty, Inc.	NO				S-11
BioMed Realty Trust, Inc. (BMR)	NO				S-11
Boston Properties, Inc. (BXP)	YES	X			S-11
Brandywine Realty Trust (BDN)	YES	X			S-11
Corporate Office Properties Trust (OFC)	YES	X			S-11
Digital Realty Trust (DLR)	YES		X		S-11
Douglas Emmett, Inc. (DEI)	YES	X			S-11
Duke Realty Corporation (DRE)	NO				10-K
DuPont Fabros Technology, Inc. (DFT)	NO				S-11
Equity Office Properties Trust	YES	X			S-11
Glenborough Realty Trust Inc.	NO				S-11
Highwoods Properties, Inc. (HIW)	YES	X			S-11
HRPT Properties Trust (HRP)	YES	X			10-K
Kilroy Realty Corporation (KRC)	NO				S-11
Liberty Property Trust (LRY)	NO				10-K
Mission West Properties, Inc. (MSW)	NO				10-K
MPG Office Trust, Inc. (MPG)	YES		X		S-11
Parkway Properties, Inc. (PKY)	YES	X			10-K
Piedmont Office Realty Trust (PDM)	YES	X			S-11
SL Green Realty Corp. (SLG)	YES	X			S-11
Spieker Properties Inc.	NO				10-K
Thomas Properties Group, Inc. (TPGI)*	YES		X	X	S-1
Vornado Realty Trust (VNO)	NO				10-K

*	Thomas Properties Group, Inc.’s filing is on Form S-1 because it is the only company among the 24 listed above that is not a REIT, but rather is a C-corporation.